

03025453

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive
Offices of Employer-Issuer)

Johnson Controls IFM Retirement Savings Plan/ Commercial North America Account Level Employees

Financial Statements and Report

December 31, 2002 and 2001

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

December 31, 2002 and 2001

* Other schedules required by the Department of Labor have been omitted as they are not applicable.



PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Participants and Administrator of the
Johnson Controls IFM Retirement Savings
Plan/Commercial North America Account
Level Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2003

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees
Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets		
Investments (See Note 3)	$ 53,057,248	$ 52,650,185
Receivables:		
Employer's contribution	160,290	115,380
Participants' contribution	119,152	-
Participant loans	2,019,351	1,490,336
Total receivables	2,298,793	1,605,716
Net assets available for benefits	$ 55,356,041	$ 54,255,901

The accompanying notes are an integral part of these financial statements.

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Investment (loss) income:	
Net depreciation in fair value of investments	$ (7,369,352)
Interest and dividends	792,892
	(6,576,460)
Contributions:	
Participants'	8,797,827
Employer's	3,889,447
	12,687,274
Total additions	6,110,814
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	5,313,306
Administrative expenses	28,682
Total deductions	5,341,988
Net increase prior to transfers	768,826
Transfers from other plans, net	331,314
Net increase	1,100,140
Net assets available for benefits:	
Beginning of year	54,255,901
End of year	$ 55,356,041

The accompanying notes are an integral part of these financial statements.

Johnson Controls IFM Retirement Savings Plan/ Commercial North America Account Level Employees

Notes to Financial Statements December 31, 2002 and 2001

Note 1 - Description of the Plan

The Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Integrated Facilities Management, a division of Johnson Controls, Inc. ("JCI", the "Company" and "employer"). The Plan provides retirement savings benefits to participants within 5 benefit schedules based on their respective eligibility requirements. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

Note 2 - Organization and Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

Savings and Investment Master Trust

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 2 - Organization and Accounting Policies (cont.)

Savings and Investment Master Trust (cont.)

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2002 for the Master Trust are presented in Note 9.

The Plan holds an interest of approximately 5% of the Master Trust's assets at December 31, 2002 and 2001.

Participant forfeitures of unvested employer contributions of $26,037 and $81,844, related to the Plan, were in the Master Trust at December 31, 2002 and 2001, respectively.

Employee Stock Ownership Trust

Certain participants, who were previously participants of an affiliated JCI plan, transferred an interest in the Johnson Controls, Inc. Employee Stock Ownership Trust ("ESOP Trust") to the Plan. The ESOP Trust is not an active investment for participants of the Plan. The assets of the ESOP Trust were invested in Johnson Controls, Inc. Series D Convertible Preferred Stock ("Preferred Stock").

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 3 - Investments

The fair value of investments, including those individual investments that represents 5% or more of the Plan's assets, are as follows:

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 3 – Investments (cont.)

	December 31,	
	2002	2001
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Puritan, 277,272 and 244,617 shares, respectively	$ 4,377,975	$ 4,322,388
Magellan, 127,107 and 118,738 shares, respectively	10,036,385	12,374,837
Growth and Income, 157,287 and 145,102 shares, respectively	4,767,359	5,423,900
Overseas, 51,656 and 40,767 shares, respectively	1,136,441	1,117,830
Asset Manager, 86,019 and 64,417 shares, respectively	1,187,064	998,460
Asset Manager: Growth, 156,018 and 135,383 shares, respectively	1,867,534	1,941,391
Asset Manager: Income, 46,400 and 34,573 shares, respectively	503,904	391,710
Retirement Government Money Market Portfolio, 5,235,827 and 4,458,496 shares, respectively	5,235,827	4,458,496
Short-Intermediate Government Portfolio, 118,089 and 67,123 shares, respectively	1,159,635	634,314
Janus Fund, 121,563 and 109,325 shares, respectively	2,166,259	2,689,397
Strong Common Stock, 60,904 and 47,775 shares, respectively	972,635	944,981
JCI ESOP, 0 and 5 units*, respectively	-	842
JCI Common Stock, 133,013 and 117,760 units, respectively	11,272,861	9,812,931
	44,683,879	45,111,477
Investments at estimated fair value:		
Fixed Income Fund, 4,502,376 and 3,047,214 units, respectively	4,502,376	3,047,214
U.S. Equity Index Commingled Pool, 147,354 and 133,081 units, respectively	3,870,993	4,491,494
	$ 53,057,248	$ 52,650,185

* Non-participant directed.

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 3 – Investments (cont.)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,369,352 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ (5,421,688)
Janus Fund	(787,956)
Strong Common Stock	(220,685)
JCI ESOP	6,846
JCI Common Stock	118,291
	(6,305,192)
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	(1,064,160)
Net decrease in fair value	$ (7,369,352)

Note 4 - Participant Accounting

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). For all investment programs other than the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool, Fidelity maintains participant balances on a share method. Participant investments in the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2002 and 2001, the Plan held 133,013 and 117,760 units, respectively, of the JCI Common Stock Fund at a unit value of $84.75 and $83.33, respectively, and as of the same date, 147,354 and 133,081 units, respectively, of the U.S. Equity Index Commingled Pool at a unit value of $26.27 and $33.75, respectively.

Plan assets of $11,459,396 and $5,539,571 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.

Note 5 - Contributions

Employees may elect to participate by contributing a percentage of their salary or wages to the Plan on a pre-tax or after-tax basis at such rates applicable to their respective benefit schedule. Participants' contributions are deposited in the investment programs of their choice. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule.

Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

The Plan provides for full and immediate vesting of employee contributions. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule.

Note 6 - Tax Status

The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Company has requested a determination letter from the Internal Revenue Service confirming that the Plan is designed in accordance with the applicable sections of the IRC and is currently awaiting a response.

Note 7 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 8 – Party-in-Interest Transactions

Transactions involving JCI common and preferred stock, participant loans and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 9 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2002 for the Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31,	
	2002	2001
Assets		
Investments at fair value:		
Fidelity Retirement Government Money Market Portfolio	$ 16,850,133	$ 13,827,758
Fidelity Puritan Fund	33,117,905	32,740,829
Fidelity Magellan Fund	111,770,055	145,481,297
Fidelity Growth & Income Portfolio	44,545,260	50,438,346
Fidelity U.S. Equity Index Commingled Pool	62,436,091	80,302,649
Fidelity Overseas Fund	11,967,759	12,975,661
Fidelity Asset Manager	10,901,180	9,847,208
Fidelity Asset Manager: Growth	16,296,886	17,289,937
Fidelity Asset Manager: Income	3,690,704	3,026,641
Fidelity Institutional Short-Intermediate Government Portfolio	16,474,440	7,297,379
Fidelity Short-Term Investment Fund	5,854,622	11,123,329
Janus Fund	40,286,123	54,745,727
Strong Common Stock Fund	22,860,301	22,338,229
JCI Common Stock Fund	357,897,459	336,865,390
Participant Loans	39,155,606	36,382,088
	794,104,524	834,682,468
Investments at contract value:		
Fidelity Income Portfolio	215,108,310	181,741,579
Total Assets	$ 1,009,212,834	$ 1,016,424,047
Participating Plans' Equity	$ 1,009,212,834	$ 1,016,424,047

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 9 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation (depreciation) in fair value of assets:	
Fidelity Puritan Fund	$ (3,814,644)
Fidelity Magellan Fund	(35,523,120)
Fidelity Growth & Income Portfolio	(9,951,497)
Fidelity U.S. Equity Index Commingled Pool	(17,680,649)
Fidelity Overseas Fund	(2,798,113)
Fidelity Asset Manager	(1,202,667)
Fidelity Asset Manager: Growth	(3,026,840)
Fidelity Asset Manager: Income	(129,922)
Fidelity Institutional Short-Intermediate Government Portfolio	448,858
Janus Fund	(15,331,008)
Strong Common Stock Fund	(5,375,471)
JCI Common Stock Fund	8,985,491
	(85,399,582)
Contributions:	
Participants'	79,937,758
Employer's	5,715,506
	85,653,264
Interest and dividend income	17,221,457
Total additions	17,475,139
Deductions	
Participant withdrawals	86,783,613
Administrative expenses	305,600
Total deductions	87,089,213
Net decrease prior to reallocations and transfers from other plans	(69,614,074)
Participant reallocations from investments outside the Master Trust	60,611,864
Transfers from other plans, net	1,790,997
Net decrease	(7,211,213)
Net assets available for benefits:	
Beginning of year	1,016,424,047
End of year	$ 1,009,212,834

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Employer Identification Number 59-15775859 Plan Number 025

Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Cost	Current Value
* Participant Loans	Various (1)	--	$ 2,019,351

(1) There were 480 outstanding loans to participants at December 31, 2002, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between approximately 4.25% and 9.50%.

* Indicates party-in-interest.

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Signature Page
December 31, 2002 and 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Benefits Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

By: ____________________
Stephen A. Roell
Senior Vice President and
Chief Financial Officer
JOHNSON CONTROLS, INC.

June 25, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2003 relating to the financial statements of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2003

Johnson Controls IFM Retirement Savings Plan/
Commercial North America Account Level Employees

Index to Exhibits

Exhibit No.	Description
99.1	Registrant's Certification of Periodic Report by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Registrant's Certification of Periodic Report by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 99.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

I, John M. Barth, President and Chief Executive Officer of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") for the year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of the Plan.

Dated: June 25, 2003

John M. Barth

EXHIBIT 99.2

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

I, Stephen A. Roell, Senior Vice President and Chief Financial Officer of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") for the fiscal year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2003

Stephen A. Roell